Fisher&Paykel
appliances

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64 9 273 0600
Facsimile: +64 9 273 2789

www.fisherpaykel.co.nz


05009147

SUPPL

15 June 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 17 2005
WASH, D.C.
209
SECTION

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

REFERENCE: 82-34868

SECURITIES EXCHANGE ACT 1934, RULE 12g3-2(b)
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

We are advised by our lawyers Skadden, Arps, Slate, Meagher & Flom (Robert Williams) that we have been granted exemption under Rule 12g3-2(b) and have been added to the list of exempt non-US issuers.

To comply with the exemption requirements we enclose various documents filed by Fisher & Paykel Appliances Holdings Limited during the period from the lodging of our application and today's date.

The documents enclosed are copies of:

1. All disclosures made to the New Zealand Stock Exchange (NZX).

2. All disclosures made to the Australian Stock Exchange (ASX).

3. All documents filed with the New Zealand Companies Office, being the statutory registry for New Zealand Companies.

There have been no documents, which the Company has been required to distribute to its Security Holders during this period.

The documents are arranged according to the index page of the folder containing the copies of the documents.

We trust that the documents and the manner of filing meet your requirements. Henceforth, being aware of our exemption, we will file documents as and when they are issued.

Yours faithfully
FISHER & PAYKEL APPLIANCES HOLDINGS



MIKE MATSON
Group Solicitor

82-34868

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

INDEX

INDEX

Disclosure Notices - NZX

1.	Date:	20 May 2005 (Paykel)
2.	Date:	20 May 2005 (Bongard)
3.	Date:	3 May 2005 (Paykel)
4.	Date:	3 May 2005 (Bongard)
5.	Date:	1 April 2005 (Paykel)
6.	Date:	1 April 2005 (Paykel)
7.	Date:	25 February 2005 (Paykel)
8.	Date:	25 February 2005 (Bongard)
9.	Date:	10 February 2005 (Paykel)
10.	Date:	10 February 2005 (Bongard)
11.	Date:	7 February 2005 (Brockett)

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Gary Albert Paykel
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chairman and Director
5	Date of this disclosure notice	20 May 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director Fisher & Paykel Appliances Employee Share Purchase Trustee Limited

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	3 May 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	20 May 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transmission by operation of law of non-beneficial interest on resignation as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Limited
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	848,588
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature

G A Paykel

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). √

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John Herbert Bongard
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Managing Director and CEO
5	Date of this disclosure notice	20 May 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	3 May 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	20 April 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transmission by operation of law of non-beneficial Interest on Resignation as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Limited
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	848,588
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature



J H Bongard

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Gary Albert Paykel
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chairman and Director
5	Date of this disclosure notice	3 May 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director Fisher & Paykel Appliances Employee Share Purchase Trustee Limited

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 April 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 April 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	3

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$2.235 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	850,960
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	2,372 disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	848,588

G. Signature

G A Paykel

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John Herbert Bongard
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Managing Director and CEO
5	Date of this disclosure notice	3 May 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 April 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 April 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	3

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$2.235 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	850,960
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	2,372 Disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	848,588

G. Signature



J H Bongard

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Gary Albert Paykel
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chairman and Director
5	Date of this disclosure notice	1st April 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director Fisher & Paykel Appliances Employee Share Purchase Trustee Limited

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	25th February 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	31st March 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$1.8425 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	862,912
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	11,952 disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	850,960

G. Signature

GAPaykel

G A Paykel

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). √ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John Herbert Bongard
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Managing Director and CEO
5	Date of this disclosure notice	1 April 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	25 February 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	31 March 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$1.8425 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	862,912
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	11,952 Disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	850,960

G. Signature

John Bongard

J H Bongard

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Gary Albert Paykel
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chairman and Director
5	Date of this disclosure notice	25th February 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director Fisher & Paykel Appliances Employee Share Purchase Trustee Limited

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	10th February 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	25th February 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$1.8425 per share (3,804 shares) NZ$2.685 per share (872 shares)
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	867,588
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	4,676 disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	862,912

G. Signature

G A Paykel

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John Herbert Bongard
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Managing Director and CEO
5	Date of this disclosure notice	25 February 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	10th February 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	25th February 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$1.8425 per share (3,804 shares) NZ$2.685 per share (872 shares)
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	867,588
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	4,676 Disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	862,912

G. Signature



J H Bongard

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Gary Albert Paykel
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chairman and Director
5	Date of this disclosure notice	10th February 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director Fisher & Paykel Appliances Employee Share Purchase Trustee Limited

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	25th January 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	10th February 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$1.8425 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	1,119,732
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	252,144 disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	867,588

G. Signature

G A Paykel

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John Herbert Bongard
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Managing Director and CEO
5	Date of this disclosure notice	10 February 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	25th January 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	10th February 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Staff
14.	Consideration[8] (as required by regulation 10)	NZ$1.8425 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	1,119,732
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	252,144 Disposed

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	867,588

G. Signature

John Bongard.

J H Bongard

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Paul Brockett
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Appliances Group General Manager – Global Planning and Logistics
5	Date of this disclosure notice	7th February 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Paul Brockett
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	20th December 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	2nd February 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Purchase of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$3.59 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	24,412 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	15,000 Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	39,412 Ordinary Shares

G. Signature



P Brockett

INDEX

Director's Notices - ASX

1.	Date:	20 May 2005 (Paykel)
2.	Date:	30 April 2005 (Bongard)
3.	Date:	30 April 2005 (Paykel)
4.	Date:	30 April 2005 (Bongard)
5.	Date:	31 March 2005 (Paykel)
6.	Date:	31 March 2005 (Bongard)
7.	Date:	25 February 2005 (Paykel)
8.	Date:	25 February 2005 (Bongard)
9.	Date:	10 February 2005 (Paykel)
10.	Date:	10 February 2005 (Bongard)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Albert Paykel
Date of last notice	3 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	20 May 2005
No. of securities held prior to change	Direct: 2,090,792 (Refer attached) Indirect: 986,288 (Refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	Direct: 2,090,792 (refer attached) Indirect: 137,700 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transmission by operation of law of non-beneficial interest on resignation as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	114,880		114,880	
Ordinary Shares held by G.A. Paykel, D.M. Paykel and K.R Rushbrook as Trustees of Andsar Family Trust	1,975,912		1,975,912	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		Nil		848,588
Ordinary Shares held by G.A. Paykel, D. Paykel and F. Huddlestone as Trustees of Phyllis Patricia Paykel Trust (Medical)		132,000		132,000
Ordinary Shares held as an Associated Person by G.A. Paykel, W.L. Gillanders and B.J. Gillanders as Trustees of the Gillanders Family Trust		5,700		5,700
	2,090,792	**137,700**	**2,090,792**	**986,288**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Herbert Bongard
Date of last notice	3 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: *In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	30 April 2005
No. of securities held prior to change	Direct: 747,046 (refer attached) Indirect: 848,588 (refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	Direct: 747,046 (refer attached) Indirect: Nil (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transmission by operation of law of non-beneficial interest on resignation as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	207,044		207,044	
Options to Acquire Ordinary Shares	540,002		540,002	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		Nil		848,588
	747,046	**Nil**	**747,046**	**848,588**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Fisher & Paykel Appliances Holdings Limited
ABN	098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Albert Paykel
Date of last notice	1 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	30 April 2005
No. of securities held prior to change	Direct: 2,090,792 (Refer attached) Indirect: 988,660 (Refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	2,372
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.235 per share
No. of securities held after change	Direct: 2,090,792 (refer attached) Indirect: 986,288 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	114,880		114,880	
Ordinary Shares held by G.A. Paykel, D.M. Paykel and K.R Rushbrook as Trustees of Andsar Family Trust	1,975,912		1,975,912	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		848,588		850,960
Ordinary Shares held by G.A. Paykel, D. Paykel and F. Huddlestone as Trustees of Phyllis Patricia Paykel Trust (Medical)		132,000		132,000
Ordinary Shares held as an Associated Person by G.A. Paykel, W.L. Gillanders and B.J. Gillanders as Trustees of the Gillanders Family Trust		5,700		5,700
	2,090,792	**986,288**	**2,090,792**	**988,660**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Herbert Bongard
Date of last notice	1 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	30 April 2005
No. of securities held prior to change	Direct: 747,046 (refer attached) Indirect: 850,960 (refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	2,372
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.235 per share
No. of securities held after change	Direct: 747,046 (refer attached) Indirect: 848,588 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	207,044		207,044	
Options to Acquire Ordinary Shares	540,002		540,002	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		848,588		850,960
	747,046	**848,588**	**747,046**	**850,960**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Albert Paykel
Date of last notice	1 April 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	31 March 2005
No. of securities held prior to change	Direct: 2,090,792 (Refer attached) Indirect: 1,000,612 (Refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	11,952
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$1.8425 per share
No. of securities held after change	Direct: 2,090,792 (refer attached) Indirect: 988,660 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	114,880		114,880	
Ordinary Shares held by G.A. Paykel, D.M. Paykel and K.R Rushbrook as Trustees of Andsar Family Trust	1,975,912		1,975,912	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		850,960		862,912
Ordinary Shares held by G.A. Paykel, D. Paykel and F. Huddlestone as Trustees of Phyllis Patricia Paykel Trust (Medical)		132,000		132,000
Ordinary Shares held as an Associated Person by G.A. Paykel, W.L. Gillanders and B.J. Gillanders as Trustees of the Gillanders Family Trust		5,700		5,700
	2,090,792	**988,660**	**2,090,792**	**1,000,612**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Herbert Bongard
Date of last notice	1 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	31 March 2005
No. of securities held prior to change	Direct: 747,046 (refer attached) Indirect: 862,912 (refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	11,952
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$1.8425 per share
No. of securities held after change	Direct: 747,046 (refer attached) Indirect: 850,960 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	207,044		207,044	
Options to Acquire Ordinary Shares	540,002		540,002	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		850,960		862,912
	747,046	**850,960**	**747,046**	**862,912**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Fisher & Paykel Appliances Holdings Limited
ABN	098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Albert Paykel
Date of last notice	10 February 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	25 February 2005
No. of securities held prior to change	Direct: 2,090,792 (Refer attached) Indirect: 1,005,288 (Refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	4,676
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$1.8425 per share (3,804 shares) NZ$2.685 per share (872 shares)
No. of securities held after change	Direct: 2,090,792 (refer attached) Indirect: 1,000,612 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		**BEFORE CHANGE**	
	Direct	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	114,880		114,880	
Ordinary Shares held by G.A. Paykel, D.M. Paykel and K.R Rushbrook as Trustees of Andsar Family Trust	1,975,912		1,975,912	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		862,912		867,588
Ordinary Shares held by G.A. Paykel, D. Paykel and F. Huddlestone as Trustees of Phyllis Patricia Paykel Trust (Medical)		132,000		132,000
Ordinary Shares held as an Associated Person by G.A. Paykel, W.L. Gillanders and B.J. Gillanders as Trustees of the Gillanders Family Trust		5,700		5,700
	2,090,792	**1,000,612**	**2,090,792**	**1,005,288**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Fisher & Paykel Appliances Holdings Limited
ABN	098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Herbert Bongard
Date of last notice	10 February 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	25 February 2005
No. of securities held prior to change	Direct: 747,046 (refer attached) Indirect: 867,588 (refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	4,676
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$1.8425 per share (3,804 shares) NZ$2.685 per share (872 shares)
No. of securities held after change	Direct: 747,046 (refer attached) Indirect: 862,912 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	207,044		207,044	
Options to Acquire Ordinary Shares	540,002		540,002	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		862,912		867,588
	747,046	**862,912**	**747,046**	**867,588**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Fisher & Paykel Appliances Holdings Limited
ABN	098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Albert Paykel
Date of last notice	25 January 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	10 February 2005
No. of securities held prior to change	Direct: 2,090,792 (Refer attached) Indirect: 1,257,432 (Refer attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	252,144
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$1.8425 Per Share
No. of securities held after change	Direct: 2,090,792 (Refer attached) Indirect: 1,005,288 (Refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	114,880		114,880	
Ordinary Shares held by G.A. Paykel, D.M. Paykel and K.R Rushbrook as Trustees of Andsar Family Trust	1,975,912		1,975,912	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		867,588		1,119,732
Ordinary Shares held by G.A. Paykel, D. Paykel and F. Huddlestone as Trustees of Phyllis Patricia Paykel Trust (Medical)		132,000		132,000
Ordinary Shares held as an Associated Person by G.A. Paykel, W.L. Gillanders and B.J. Gillanders as Trustees of the Gillanders Family Trust		5,700		5,700
	2,090,792	**1,005,288**	**2,090,792**	**1,257,432**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Herbert Bongard
Date of last notice	25 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd
Date of change	10 February 2005
No. of securities held prior to change	Direct: 747,046 (Refer attached) Indirect: 1,119,732 (Refer Attached)
Class	Ordinary Shares
Number acquired	N/A
Number disposed	252,144
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$1.8425 per Share
No. of securities held after change	Direct: 747,046 (Refer attached) Indirect: 867,588 (Refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Staff

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares	207,044		207,044	
Options to Acquire Ordinary Shares	540,002		540,002	
Ordinary Shares held as a Director of Fisher & Paykel Appliances Employee Share Purchase Trustee Ltd		867,588		1,119,732
	747,046	**867,588**	**747,046**	**1,119,732**

INDEX

ANNOUNCEMENTS

1.	Item:	Procedure for Nomination of Directors
	Date:	9 May 2005
	Entity Requiring:	ASX/NZX
2.	Item:	FPAHL to Announce Full Year Result
	Date:	22 April 2005
	Entity Requiring:	ASX/NZX
3.	Item:	Preliminary Full Year Report Announcement
	Date:	31 March 2005
	Entity Requiring:	ASX/NZX
4.	Item:	Distribution Changes for Fisher & Paykel
	Date:	2 March 2005
	Entity Requiring:	ASX/NZX
5.	Item:	Trading and Earnings Update
	Date:	2 February 2005
	Entity Requiring:	ASX/NZX

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX/NZX 9 MAY 2005

PROCEDURE FOR NOMINATION OF DIRECTORS

In respect of its 2005 Annual Shareholders Meeting, which will be held on Monday 22 August 2005, Fisher & Paykel Appliances Holdings Limited advises that the period for Director Nominations opened on 22 April 2005 and will close on 22 June 2005.

The Company has been granted a waiver by the Australian Stock Exchange Limited [ASX] from ASX Listing Rule 14.3 to the extent necessary to permit the Company to close the nomination period no later than two months before the 2005 Annual Shareholders Meeting. The waiver granted by the ASX allows the closing date for Director Nominations for the 2005 Annual Shareholders Meeting to coincide with the closing date specified in the Company's Constitution.

Nominations should be addressed to:

The Company Secretary
Fisher & Paykel Appliances Holdings Limited
PO Box 58-546
Greenmount
Auckland 1730
New Zealand



Mark Richardson
Company Secretary

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE - ASX-NZX 22 APRIL 2005

Fisher & Paykel Appliances Holdings Limited to Announce Full Year Result on 19th May 2005

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the full year ended 31st March 2005 on **Thursday, 19th May 2005.**

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year.

Individuals wishing to listen to the webcast, to be held on **Thursday, 19th May 2005 at 1.30 pm NZT; 11.30 am AEST**; can access the event at the Company's website – **fisherpaykel.com**

The dial in numbers are:

- **New Zealand Toll Free - 0800 449 118**
- **Australia Toll Free - 1800 555 616**

Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast. An on-line archive of the broadcast will be available approximately 2 hours after the webcast for two weeks.

M D Richardson
Company Secretary

Attachment 1

SUMMARY OF
PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
FOR DUAL NZSX/ASX LISTED ISSUERS

Name of Listed Issuer: FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

For Year Ended: 31 MARCH 2005

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts.

	Consolidated Operating Statement		
	Current Year NZ$'000	* Up/Down %	Previous Corresponding Year NZ$'000
Total operating revenue	1,038,733	10.7%	938,660
Operating Surplus (Deficit) before unusual items and tax	101,024	-17.5%	122,523
Unusual items for separate disclosure	-		-
Operating *Surplus (Deficit) before tax	101,024	-17.5%	122,523
Less tax on operating profit	32,463	-12.8%	37,217
Operating *Surplus (Deficit) after tax but before minority interests	68,561	-19.6%	85,306
Less minority interests	-		-
Equity earnings	-		-
Operating *Surplus (Deficit) after tax attributable to members of Listed Issuer	68,561	-19.6%	85,306
Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
Operating Surplus (Deficit) and extraordinary items after tax attributable to Members of the Listed Issuer	68,561	-19.6%	85,306

Earnings per share	26cps	-21.2%	33cps

Final Dividend	9cps	-21.7%	11.5cps
Record Date	3 June 05		
Date Payable	13 June 05		
Imputation tax credit on latest dividend	49.25373%		

Short details of any bonus or rights issue or other item(s) of importance not previously released to the market:

Nil

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX/NZX 2 MARCH 2005

DISTRIBUTION CHANGES FOR FISHER & PAYKEL APPLIANCES

New Zealand's favourite brand of appliances will soon be available through Noel Leeming stores throughout New Zealand as part of Fisher & Paykel's exclusive dealing arrangement.

Fisher & Paykel Appliances' Managing Director John Bongard says, "The agreement with the Noel Leeming chain offers strategic benefits for both parties. The Company is delighted to be able to offer Fisher & Paykel and Whirlpool branded products through an additional forty-five outlets. Noel Leeming is a well respected retailer of appliances."

Fisher & Paykel and Whirlpool products will begin appearing in Noel Leeming stores in late April. Fisher & Paykel appliances continue to be available through a number of other important retail groups including Smiths City and Powerstore in the South Island, Farmers stores nationwide, independently owned member stores of New Zealand's largest buying group, Appliance Connexion, and selected independently owned Retravision stores.

Fisher & Paykel Appliances is also pleased to announce that from 21 March 2005, it will take over the responsibility for the distribution of Whirlpool products in the Singapore market.

The home appliance market in Singapore is extremely competitive and the cost of maintaining operations that provide adequate service levels is high. The integration of the Whirlpool business into the Fisher & Paykel operation will provide a strong base for both brands to operate.

This arrangement extends the strategic alliance announced by the two Companies in August 2003.

Contacts **John Bongard; Brian Nowell**
Fisher & Paykel Appliances Limited
Tel +64 9 273 0600

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX/NZX 2 FEBRUARY 2005

Trading and Earnings Update

Based on the trading results for the quarter ended December 2004, and the outlook for the remainder of the financial year, the Directors of Fisher & Paykel Appliances Holdings Limited advise that net profit after tax for the year ending 31 March 2005 is now forecast to be between $63 million and $68 million. This is down approximately 14 per cent on the previous guidance given of between $75 million and $78 million.

The operating environments in New Zealand and especially Australia have been significantly more difficult than expected. In Australia, low priced imports from China and Thailand increased substantially and have frustrated the acceptance of the Company's price increase, announced in November 2004. In New Zealand, the Company is reviewing the impact of changes in distribution following the realignment of marketing strategies by some major customers. Furthermore, low priced imports from China and Thailand have increased significantly in some product categories in this market.

The Company's NZD/USD currency exposure is substantially naturally hedged. This negates the favourable effects of the appreciating NZD that competing importers receive when pricing their products. While forward cover has partially delayed the effect of the appreciated NZD/AUD cross rate (80 per cent covered at A$0.8773 to 31 March 2005) the remaining 20 per cent is exposed to the high spot rate.

Material commodity prices remain volatile and are at record high levels. These prices are now being reflected in manufactured component prices as suppliers pass their increased costs on. The Company continues to pursue cost down opportunities through design, resourcing, improvements, and efficiency gains. The benefits of these activities, however, generally take longer to materialise than the recent rapid and substantial rises in material costs.

For the nine months ended December 2004 total Appliance sales volumes, excluding the recently acquired DCS (Dynamic Cooking Systems) brand, were up by 2.6 per cent on the previous corresponding period.

Sales Units Comparison 2004 to 2003 April–December	
Market	**Percentage Change**
New Zealand	-7.9
Australia	-3.1
USA*	+50.0
Singapore	-10.5
Europe	-34.8
Rest of World	+46.9
Total	**+2.6**
** Excludes DCS*	

The growth of business in the USA continues to be pleasing. This high growth has allowed us to increase our investment in brand awareness and the business infrastructure. The integration of the Company's existing business with DCS, which was acquired in October 2004, is proceeding rapidly with the benefits expected to accrue in the next financial year.

Trading remained difficult in Singapore and Europe, however, the remaining International markets achieved high growth.

The Component supply arrangement with Whirlpool announced in November 2004 is progressing to schedule and components will be shipped from late 2005.

The Finance business in New Zealand continues to trade at expected levels.

While the Directors expect current trading conditions to remain difficult, they believe that initiatives which are already well advanced will under-write the long term performance of the Company which is based on world-class innovation, technology and cost efficiency.

John Bongard
Managing Director and CEO

Fisher & Paykel Appliances Holdings Limited will host a conference call to discuss this release on **Wednesday 2nd February at 2.00 pm NZT; 12.00 pm AEST.**

The dial-in numbers are:

New Zealand Toll Free	-	**0800 888 013**
Australia Toll Free	-	**1800 555 616**
Hong Kong Toll Free	-	**800 967 659**

Individuals wishing to listen can access a webcast at the Company's website – **fisherpaykel.com**

Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast. An on-line archive of the broadcast will be available approximately 2 hours after the webcast for two weeks.

Contact - John Bongard - Telephone +64 9 2730600

INDEX

Notice of Issue of Shares & Notice of Certification relating to consideration for Issue of Shares

1. Date: 1 June 2005
2. Date: 11 April 2005
3. Date: 3 March 2005
4. Date: 1 February 2005

FORM 7

Notice of
ISSUE OF SHARES
Section 42

Section 43(1), Companies Act 1993

*Delete in applicable.
(If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format.)

Company Name	Fisher & Paykel Appliances Holdings Limited	**Company Number**	AK/289193

ISSUE OF SHARES Shares Prior to this issue 263,839,028 (a)

Set out in the table below are particulars of the issue of shares by the above company.

Date of issue	Number of shares
1 June 2005	17,332

Total shares issued in this issue 17,332 (b)

Total company shares (a+b=c) 263,856,360 (c)

APPROVAL *(complete only if shares cannot be issued by reason of any limitation or restriction in the company's constitution. See section 44 of the Companies Act 1993 for more information.)*

Set out in the table below are particulars of the approval by shareholders to the issue of shares by the above company.

Number of shares	Terms of approval of issue (if any)	Date of approval

Signature of director / authorised person: [signature] Date: 1 June 2005

Full legal name of director / authorised person: Mark David Richardson

Completed by	M R Matson - Fisher & Paykel Appliances Limited	**Email***	
Address	PO Box 58546, Greenmount, Auckland	**Telephone**	09 273 0600
		Facsimile	09 273 2789

Optional

POST TO:
National Processing Centre
Private Bag 92061
Auckland Mail Centre

Document Number

(for office use only)

The Companies Act 1993
NOTICE OF CERTIFICATION RELATING TO CONSIDERATION FOR ISSUE OF SHARES
SECTION 47(5)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company number	AK/289193

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

"1. The Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options issued prior to the separation will be equal to the average of the mid-market closing prices of the shares on the NZSE over the first 20 trading days after the day on which the shares begin trading on the NZSE;

3. the terms of issue are set out in the Plan (Fisher & Paykel Appliance Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and
   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 7 September 2001"

Signature of Authorised Person [signature]

Name of Authorised Person Mark David Richardson

Date 1 June 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	1026804
		Telephone	09 273 0600
Postal Address	PO Box 58546, Greenmount Auckland	Facsimile	09 273 2789

Document Number



(for office use only)

The Companies Act 1993
NOTICE OF CERTIFICATION RELATING TO CONSIDER/
ISSUE OF SHARES
SECTION 47(5)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company number	AK/289193

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

"1. The Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options issued prior to the separation will be equal to the average of the mid-market closing prices of the shares on the NZSE over the first 20 trading days after the day on which the shares begin trading on the NZSE;

3. the terms of issue are set out in the Plan (Fisher & Paykel Appliance Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and
   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 7 September 2001"

Signature of Authorised Person: M.D. Richardson

Name of Authorised Person: Mark David Richardson

Date: 11 April 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	
		Telephone	09 273 0600
Postal Address	PO Box 58546, Greenmount Auckland	Facsimile	09 273 2789

P# 27

2 7 APR 2005

FORM 7



Notice of
ISSUE OF SHARES
Section 42

Section 43(1), Companies Act 1993

*Delete in applicable.
(If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format.)

Company Name	Fisher & Paykel Appliances Holdings Limited	Company Number	AK/289193

ISSUE OF SHARES Shares Prior to this issue 263,822,358 (a)

Set out in the table below are particulars of the issue of shares by the above company.

Date of issue	Number of shares
11 April 2005	16,670

Total shares issued in this issue 16,670 (b)

Total company shares (a+b=c) 263,839,028 (c)

APPROVAL *(complete only if shares cannot be issued by reason of any limitation or restriction in the company's constitution. See section 44 of the Companies Act 1993 for more information.)*

Set out in the table below are particulars of the approval by shareholders to the issue of shares by the above company.

Number of shares	Terms of approval of issue (if any)	Date of approval



BUSINESS & REGISTRIES
BRANCH, AUCKLAND.
27 APR 2005
RECEIVED

Signature of director / authorised person: M. D. Richardson Date: 11 April 2005

Full legal name of director / authorised person: Mark David Richardson

Completed by	M R Matson - Fisher & Paykel Appliances Limited	Email*	
Address	PO Box 58546, Greenmount, Auckland	Telephone	09 273 0600
		Facsimile	09 273 2789

*Optional

POST TO:
National Processing Centre
Private Bag 92061
Auckland Mail Centre

P# 27

27 APR 2005



The Companies Act 1993
NOTICE OF CERTIFICATION RELATING TO CONS
ISSUE OF SHARES
SECTION 47(5)

(for office use only)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company number	AK/289193

Shares issued pursuant to The Fisher & Paykel Appliances Limited Employee Stock Plan [USA Issue].

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

"1. That the shares are to be issued under the Offering for consideration based on a market price calculation at the date of issue as set out in the documents establishing the Offering less the discount permitted by the Offering, payable in cash;

2. That the shares are to be issued on the terms set out in the rules of the Offering;

3. And certify that, in their opinion, the consideration for and terms of issue are fair and reasonable to the company and to all existing shareholders.

Dated the 22nd day of July 2004"

Signature of Authorised Person M. D. McCarter.

Name of Authorised Person Mark David Richardson

Date 3 March 2005

Presented by M R Matson
Fisher & Paykel Appliances Limited

Postal Address PO Box 58546, Greenmount
Auckland

Telephone 09 273 0600

Facsimile 09 273 2789

P# 08

1 MAR 2005

FORM 7

Notice of ISSUE OF SHARES Section 42



Section 43(1), Companies Act 1993

*Delete in applicable.
(If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format.)

Company Name	Fisher & Paykel Appliances Holdings Limited	Company Number	AK/289193

ISSUE OF SHARES

Shares Prior to this issue 263,805,158 (a)

Set out in the table below are particulars of the issue of shares by the above company.

Date of issue	Number of shares
3 March 2005	17,200

Total shares issued in this issue 17,200 (b)

Total company shares (a+b=c) 263,822,358 (c)

APPROVAL *(complete only if shares cannot be issued by reason of any limitation or restriction in the company's constitution. See section 44 of the Companies Act 1993 for more information.)*

Set out in the table below are particulars of the approval by shareholders to the issue of shares by the above company.

Number of shares	Terms of approval of issue (if any)	Date of approval
17,200		*3 March 2005*

Signature of director / authorised person: M. D. McCarthy Date: 3rd March 2005

Full legal name of director / authorised person: Mark David Richardson

Completed by	M R Matson - Fisher & Paykel Appliances Limited	Email*	
		Telephone	09 273 0600
Address	PO Box 58546, Greenmount, Auckland	Facsimile	09 273 2789

*Optional



4 APR 2005
RECEIVED

POST TO:
National Processing Centre
Private Bag 9200
Auckland Mail Centre



NATIONAL PROCESSING CENTRE
11 MAR 2005
RECEIVED

The Companies Act 1993

NOTICE OF CERTIFICATION RELATING TO CONSIDERATION FOR ISSUE OF SHARES
SECTION 47 (5)

Document Number



The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	**FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED**	Company Number	**AK/289193**

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

1. the Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options will be equal to the market price of the shares on the NZX around the date of the grant of options;

3. the terms of issue are set out in the Plans (Fisher & Paykel Appliances Share Option Plan and Fisher & Paykel Appliances [North American] Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and

   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 12 August 2002

Signature of Authorised Person

Name of Authorised Person: Mark David Richardson

Date: 1 February 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	
Postal Address	PO Box 58546, Greenmount, Auckland	Telephone	09 2730600
		Facsimile	09 2732789

Form 7

The Companies Act 1993

NOTICE OF ISSUE OF SHARES UNDER SECTION 42

(Section 43(1))

Document Number

(for office use only)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name: **FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED**

Company Number: **AK/289193**

Set out in the table below are particulars of the issue of shares by the above company:

Class of Shares	Number of Shares	Date of Issue
Ordinary shares	13,333	1 February 2005

The shares are issued pursuant to a certain Share Option Plan authorised on 7 September 2001.

Signature of Authorised Person: [signature]

Name of Authorised Person: Mark David Richardson

Date: 1 February 2005

Presented by: M R Matson, Fisher & Paykel Appliances Limited

Postal Address: PO Box 58546, Greenmount, Auckland

Account Number:

Telephone: 09 2730600

Facsimile: 09 2732789

The Companies Act 1993

NOTICE OF CERTIFICATION RELATING TO CONSIDERATION FOR ISSUE OF SHARES
SECTION 47 (5)

Document Number

(for office use only)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company Number	AK/289193

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

1. the Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options issued prior to the separation will be equal to the average of the mid-market closing prices of the shares on the NZSE over the first 20 trading days after the day on which the shares begin trading on the NZSE;

3. the terms of issue are set out in the Plan (Fisher & Paykel Appliances Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and

   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 7 September 2001

Signature of Authorised Person 

Name of Authorised Person: Mark David Richardson

Date: 1 February 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	
Postal Address	PO Box 58546, Greenmount, Auckland	Telephone	09 2730600
		Facsimile	09 2732789

Form 7

The Companies Act 1993

NOTICE OF ISSUE OF SHARES UNDER SECTION 42

(Section 43(1))



The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	**FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED**	Company Number	**AK/289193**

Set out in the table below are particulars of the issue of shares by the above company:

Class of Shares	Number of Shares	Date of Issue
Ordinary shares	13,333	1 February 2005
The shares are issued pursuant to a certain Share Option Plan authorised on 7 September 2001.		

Signature of Authorised Person: M. D. Richardson

Name of Authorised Person: Mark David Richardson

Date: 1 February 2005

Presented by: M R Matson, Fisher & Paykel Appliances Limited

Postal Address: PO Box 58546, Greenmount, Auckland

Account Number:

Telephone: 09 2730600

Facsimile: 09 2732789

- 8 FEB 2005

INDEX

Notice of Issue of Securities - NZX

1. Date: 1 June 2005
2. Date: 11 April 2005
3. Date: 3 March 2005
4. Date: 1 February 2005

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX 1 JUNE 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	17,332
3.	Principal Terms of the Securities	:	Issue of Ordinary Shares following exercise of 17,332 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4.	Issue Price	:	17,332 Shares @ NZ$2.305
5.	Date of Issue	:	1 June 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	263,856,360 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,937,847

M D Richardson
Company Secretary

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 11 April 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	16,670
3.	Principal Terms of the Securities	:	Issue of Ordinary Shares following exercise of 16,670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4.	Issue Price	:	16,670 Shares @ NZ$2.305
5.	Date of Issue	:	11 April 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	263,839,028 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,955,179

M D Richardson
Company Secretary

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX 3 MARCH 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	17,200
3.	Principal Terms of the Securities	:	Pursuant to USA Employee Share Purchase Plan
4.	Issue Price	:	US$2.00 per share
5.	Date of Issue	:	3 March 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	263,822,358 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,971,849 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX 1 FEBRUARY 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	26,666
3.	Principal Terms of the Securities	:	Issue of Ordinary Shares following exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of Ordinary Shares following exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	13,333 Shares @ NZ$2.305 13,333 Shares @ NZ$2.525
5.	Date of Issue	:	1 February 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	263,805,158 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,971,849

M D Richardson
Company Secretary

INDEX

Notice of Issue of Securities - ASX

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of Ordinary Shares following exercise of 17,332 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,332 Shares @ NZ$2.305 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 June 2005, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	263,856,360	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,937,847	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 1 June 2005

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,670
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of Ordinary Shares following exercise of 16,670 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,670 Shares @ NZ$2.305 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 April 2005, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	263,839,028	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,955,179	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 11 April 2005

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	PURSUANT TO USA EMPLOYEE STOCK PURCHASE PLAN.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	US$2.00 PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	USA EMPLOYEE STOCK PURCHASE PLAN.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 MARCH 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	263,822,358	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,971,849	ORDINARY SHARE OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NO CHANGE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 3RD MARCH 2005

Print name: Mark Richardson

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ISSUE OF ORDINARY SHARES FOLLOWING EXERCISE OF 13,333 OPTIONS GRANTED UNDER THE FISHER & PAYKEL APPLIANCES SHARE OPTION PLAN IN NOVEMBER 2001 ISSUE OF ORDINARY SHARES FOLLOWING EXERCISE OF 13,333 OPTIONS GRANTED UNDER THE FISHER & PAYKEL APPLIANCES SHARE OPTION PLAN IN AUGUST 2002

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	13,333 SHARES @ NZ$2.305 PER ORDINARY SHARE. 13,333 SHARES @ NZ$2.525 PER ORDINARY SHARE.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EMPLOYEE SHARE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 February 2005, INCLUSIVE

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,805,158	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,971,849	ORDINARY SHARE OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NO CHANGE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 1st February 2005

Print name: Mark Richardson

== == == == ==

+ See chapter 19 for defined terms.

PARTICULARS OF SHARE PARCEL CHANGES

OK

289193 FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Registration Date: 20 APR 2005 **Time:** 09:59:32
Document Type: Particulars of Shareholding
Submitted By: MATSON, Michael
FISHER & PAYKEL
PO BOX 58546
GREENMOUNT
AUCKLAND

Summary of Share Parcel Changes

Amended Share Parcel(s)

Current
Number of Shares 32,385,809
Shareholder(s) • NATIONAL NOMINEES LIMITED — 2nd Floor, BNZ Tower, 125 Queen Street, Auckland
Previous
Number of Shares 108,718,602
Shareholder(s) • NEW ZEALAND CENTRAL SECURITIES DEPOSITORY LIMITED — 2 The Terrace, Wellington

Current
Number of Shares 23,728,190
Shareholder(s) • WESTPAC BANKING CORPORATION — Level 15, Pwc Tower, 188 Quay Street, Auckland, New Zealand
Previous
Number of Shares 4,539,208
Shareholder(s) • Fisher, Gurshon — 25 Upland Road, Remuera, Auckland 1005

Current
Number of Shares 14,863,092
Shareholder(s) • RBC GLOBAL SERVICES AUSTRALIA NOMINEES P — Level 18, 56 Pitt Street, Sydney, Nsw, Australia
Previous
Number of Shares 22,991,678
Shareholder(s) • RBC GLOBAL SERVICES AUSTRALIA NOMINEES P — Gpo Box 5430, Sydney, Nsw, Australia

Current
Number of Shares 7,305,721
Shareholder(s) • CITIBANK NOMINEES (NEW ZEALAND) LIMITED — 11TH FLOOR, CITIBANK CENTRE, 23 CUSTOMS STREET EAST, AUCKLAND
Previous
Number of Shares 2,609,687
Shareholder(s) • Queensland Investment Corporation — C/- National Nominees Limited, Gpo Box 2242 M, Brisbane , Qld 4001

Current
Number of Shares 6,856,230
Shareholder(s) • IOOF INVESTMENT MANAGEMENT LIMITED — Lvl 29 303 Collins Street, Melbourne, Vic 3000, Australia
Previous
Number of Shares 4,766,054

Shareholder(s)	• Ioof Investment Management Limited	Lvl 29 303 Collins Street, Melbourne, Vic 3000, Australia
Current		
Number of Shares	4,904,977	
Shareholder(s)	• CUSTODY AND INVESTMENT NOMINEES LIMITED	Level 1, 50-64 Customhouse Quay, Wellington
Previous		
Number of Shares	2,582,067	
Shareholder(s)	• CUSTODIAL SERVICES LIMITED	Ground Floor Farming House, 102-104 Spring Street, Tauranga
Current		
Number of Shares	4,638,445	
Shareholder(s)	• J P MORGAN NOMINEES AUSTRALIA LIMITED	Level 32, Grosvenor Place 225 George Str, Sydney, Nsw 1225
Previous		
Number of Shares	5,329,335	
Shareholder(s)	• J P Morgan Nominees Australia Limited	Locked Bag 7, Royal Exchange, Sydney, Nsw 1225
Current		
Number of Shares	3,836,405	
Shareholder(s)	• ANZ NOMINEES LIMITED	Level 10, 2 Hunter Street, Wellington
Previous		
Number of Shares	3,075,715	
Shareholder(s)	• National Nominees Limited	G P O Box 1406m, Melbourne , Vic 3001, Australia
Current		
Number of Shares	3,798,307	
Shareholder(s)	• WESTPAC CUSTODIAN NOMINEES LIMITED	Level 25, 60 Martin Place, Sydney 2000 Nsw, Australia
Previous		
Number of Shares	2,952,012	
Shareholder(s)	• WOOLF FISHER TRUST	39 MT WELLINGTON HIGHWAY AUCKLAND 1
Current		
Number of Shares	3,618,720	
Shareholder(s)	• GILKS, John William	C/-Fisher & Paykel Healthcare Corp Ltd, Maurice Paykel Way, East Tamaki, Auckland
	• MAIDEN, Colin James	C/-Fisher & Paykel Healthcare Corp. Ltd, Maurice Paykel Way, East Tamaki, Auckland
Previous		
Number of Shares	3,618,720	
Shareholder(s)	• GILKS, John William	C/- Fisher & Paykel Healthcare Corp Ltd, P O Box 14348, Panmure, Auckland
	• MAIDEN, Colin James	C/- Fisher & Paykel Healthcare Corp. Ltd, P O Box 14348, Panmure, Auckland

2005 ANNUAL RETURN

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289193 FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Registration Date: 20 APR 2005 **Time:** 10:02:28
Document Type: **2005** Online Annual Return
Submitted By: FISHER & PAYKEL
FISHER & PAYKEL
PO BOX 58546
GREENMOUNT
AUCKLAND
Presented By: Michael Matson, Group Solicitor

Company Addresses

Registered Office
78 Springs Road
East Tamaki

Address for Service
C/- Corporate Office
78 Springs Road
East Tamaki
Auckland

Address for Communication
C/- Corporate Office
P O Box 58546
Greenmount
Auckland

Directors

BONGARD, John Herbert
6 Adios Place, Takanini, Auckland

GEARY, Norman Michael Thomas
40 Dudley Rd, Mission Bay, Auckland

GILKS, John William
10 Sim St, Maori Hill, Dunedin

GILLANDERS, William Lindsay
188 Mellons Bay Road, Howick, Auckland

LUCAS, Peter David
57 Cliff Road, St Heliers, Auckland

PAYKEL, Gary Albert
88 Paritai Drive, Orakei, Auckland

WATERS, Ralph Graham
46 Polygon Road, St Heliers, Auckland

WILLIAMS, John Julian Aubrey
296 Pt View Drive, R D 1, Papatoetoe, Auckland

Share Parcels

Number of Shares	32,385,809	
Shareholder(s)	402062 NATIONAL NOMINEES LIMITED	2nd Floor, BNZ Tower, 125 Queen Street, Auckland
Number of Shares	23,728,190	
Shareholder(s)	WESTPAC BANKING CORPORATION	Level 15, Pwc Tower, 188 Quay Street, Auckland, New Zealand
Number of Shares	14,863,092	
Shareholder(s)	RBC GLOBAL SERVICES AUSTRALIA NOMINEES P	Level 18, 56 Pitt Street, Sydney, Nsw, Australia
Number of Shares	7,305,721	
Shareholder(s)	256875 CITIBANK NOMINEES (NEW ZEALAND) LIMITED	11TH FLOOR, CITIBANK CENTRE, 23 CUSTOMS STREET EAST, AUCKLAND
Number of Shares	6,856,230	
Shareholder(s)	IOOF INVESTMENT MANAGEMENT LIMITED	Lvl 29 303 Collins Street, Melbourne, Vic 3000, Australia
Number of Shares	4,904,977	
Shareholder(s)	603955 CUSTODY AND INVESTMENT NOMINEES LIMITED	Level 1, 50-64 Customhouse Quay, Wellington
Number of Shares	4,638,445	
Shareholder(s)	J P MORGAN NOMINEES AUSTRALIA LIMITED	Level 32, Grosvenor Place 225 George Str, Sydney, Nsw 1225
Number of Shares	3,836,405	
Shareholder(s)	285097 ANZ NOMINEES LIMITED	Level 10, 2 Hunter Street, Wellington
Number of Shares	3,798,307	
Shareholder(s)	WESTPAC CUSTODIAN NOMINEES LIMITED	Level 25, 60 Martin Place, Sydney 2000 Nsw, Australia
Number of Shares	3,618,720	
Shareholder(s)	GILKS, John William	C/-Fisher & Paykel Healthcare Corp Ltd, Maurice Paykel Way, East Tamaki, Auckland
	MAIDEN, Colin James	C/-Fisher & Paykel Healthcare Corp. Ltd, Maurice Paykel Way, East Tamaki, Auckland

Annual Return Data

Auditor Resolution and Annual Meeting Details
Please specify the date of the last Annual Meeting or resolution in lieu of a meeting **16 August 2004**

Did the shareholders pass unanimous resolution not to appoint an auditor for the current year? **No**

Fisher&Paykel appliances holdings limited

May 2005

Fisher&Paykel appliances holdings limited

This Annual Results presentation dated 19 May 2005 provides additional comment on the media release of the same date. As such, it should be read in conjunction with and subject to the explanations and views of future outlook on market conditions, earnings and activities given in that release.

Highlights

- Total Group Revenue exceeds $1 billion for the first time
- Record Appliances Unit Sales
- Continued Growth in Appliances Revenues in the USA
- Acquisition of Dynamic Cooking Systems Inc (DCS)
- Strong Performance of the Finance Group

Summary of Results

	Year to March '05 ($,000)	Year to March '04 ($,000)	% YOY Change
Revenue	1,038,733	938,660	+10.7
EBITA	115,371	133,247	-13.4
EBIT	107,255	129,905	-17.4
Profit after Taxation	68,561	85,306	-19.6
Earnings per Share	$0.26	$0.33	-22.0
Dividends (cents per share)	18.0	41.3	

Segmented EBIT

	Year to March '05 ($,000)	Year to March '04 ($,000)	% YOY Change
Appliances	77,223	102,109	-24.4
Finance	30,032	17,690	+69.8
Healthcare Dividend	nil	10,106	
TOTAL	107,255	129,905	-17.4

Segmented EBIT



$ 000's
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
Appliances
Finance
Investments

Fisher&Paykel appliances holdings limited

Cash Flow

	Year to March 2005 $000's	Year to March 2004 $000's
Net Cash Flow from Operations	28,374	140,452
Total Debt (excluding Finance group Operating Borrowings)	185,586	29,760
Debt : Debt + Equity	24.4%	5.0%

Appliances Working Capital up	$ Millions
To support growth in USA	56.0
Due to temporary differences	31.8
	87.8

Dividend

The directors have approved a final dividend of 9.0 cents per share for the year ended 31 March 2005

	Cents Per Share		
	2004/05	**2003/04**	**2002/03**
Interim	9.0	8.8	8.5
Final	9.0	11.5	10.0
Special *	-	21.0	-
Total Dividend	**18.0**	**41.3**	**18.5**
Earnings Per Share	**26.0**	**32.7**	**28.3**

* Followed the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.

Appliances Results

	Year to March '05 ($,000)	Year to March '04 ($,000)	Change % YOY
Total Appliance Revenue	914,550	853,311	+7.2
EBIT	77,223	102,109	-24.4
EBIT %	8.4%	12.0%	-30.0
Assets Employed	675,720	485,450	+39.1
Return on Assets %	*12.0%	21.0%	-42.9

*DCS annualised

Appliances Results by Halves

	Year ended 31 March 2005		
	1st Half ($,000)	2nd Half ($,000)	Total ($,000)
Revenue	408,793	505,757	914,550
Reported EBIT	39,129	38,094	77,223
Adjusted for:			
Adverse changes	3,000	21,429	24,429
Adjusted EBIT	42,129	59,523	101,652
Reported EBIT Margin	9.6%	7.5%	8.4%
Adjusted EBIT Margin	10.3%	11.8%	11.1%

EBITA



Margin %
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
5.8%
36
6.3%
44
8.3%
63.6
11.7%
91.3
12.0%
102.1
8.4%
77.2
2000
2001
2002
2003
2004
2005

Fisher&Paykel appliances holdings limited

Result 2004 v 2005

ENDURING THE PERFECT STORM

12 months to March 2004	12 months to March 2005
EBIT $102.1m	EBIT $77.2m
Margin 12.0%	Margin 8.4%

- Unit Sales Increase +5.9%
- USA market expansion.
- DCS trades ahead of expectations.
- Markets slower NZ and Australia
- Currency - High NZ Dollar - $7.4 million.
- Costs

  Impact greater in second half -steel, plastics, freight, etc.

  MEPS (pre MEPS discounting; Product costs)
- Realignment of production levels - reduced overhead recovery.

Return on Assets



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
6.9%
8.2%
13.1%
19.5%
21.0%
*12.0%
2000
2001
2002
2003
2004
2005

*with DCS annualised

Fisher&Paykel appliances holdings limited

Working Capital

- $56 m to support expansion of USA.
- $31.8 m will be realigned in new fiscal.


Working Capital
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
27.1
26.2
20.9
21.6
18.6
*26.1
22.8
2000
2001
2002
2003
2004
2005
Underlying
Temp

* Annualised for DCS. 22.8% excluding Temp

Fisher&Paykel appliances holdings limited

Capital Expenditure

$11 m on plant for components for Whirlpool.

$4.3 m for DCS


$ millions
Forecast
70
60
50
40
30
20
10
0
34
34
20
21
42
66
50
2000
2002
2004
2006F

Fisher&Paykel appliances holdings limited

Market Performance



Units
+5.9%
000's
1100
1000
900
800
700
600
787
830
913
1015
1197
1268
2000
2001
2002
2003
2004
2005
Revenue
+7.1%
$ Million's
850
800
750
700
650
600
550
500
625
693
763
781
853
914
2000
2001
2002
2003
2004
2005

Fisher&Paykel appliances holdings limited

Market Update

New Zealand

• Slower trading conditions
• Consolidate new distribution
• Whirlpool complement
• Aim to regain share back to 55 - 60%
• Refresh
  • Product
  • Promotion
• Brand Reputation strong



000's
Units
-3.9%
330
310
290
270
250
230
250
243
250
278
317
304
2000
2001
2002
2003
2004
2005

Fisher&Paykel appliances holdings limited

Association Statements - F&P vs. Other brands



Are good quality appliances
Are value for money
Are market leaders
Are for today's lifestyles
Are the best available
Offer more features
Have the best after-sales service
Have the latest technology
Are the cheapest
Are NZ made
Has a sense of style in everything they do
Has integrity and always deliver on their word
Takes great care in the things they do
Always looks for fresh new ways of doing things
0%
Fisher & Paykel
Brand 1
Brand 2

Fisher&Paykel appliances holdings limited

Market Update

Australia

• Slower trading
• Strong competition
• Market share 20 -25%
• Discounting ahead of MEPS
• Refresh
  • Product
  • Promotion
• Brand Reputation strong



000's
Units
-3.2%
700
650
600
550
500
450
400
449
477
512
563
658
637
2000
2001
2002
2003
2004
2005
Fisher&Paykel
appliances holdings limited














Market leader
For today's lifestyle
Innovative products
Stylish
Latest technology
More features
Excellent quality products
Best available
Worth paying extra for
More expensive than others
Cheaper than the others
Imported
Made in Australia
Trustworthy
Reliable appliances
Stocked by all the major stores
Excellent after sales service
Excellent value
Have entertaining advertising
Ads tell you something useful
Friendly to the environment
Cares about what I need
More for younger people
More for families
Something I would be proud to own
Innovation
Quality
Reliable
Caring
Fisher & Paykel- Nov 04
Commitment Drivers
Fisher&Paykel
appliances holdings limited


Market leader
For today's lifestyle
Innovative products
Stylish
Latest technology
More features
Excellent quality products
Best available
Worth paying extra for
More expensive than others
Cheaper than the others
Imported
Made in Australia
Trustworthy
Reliable appliances
Stocked by all the major stores
Excellent after sales service
Excellent value
Have entertaining advertising
Ads tell you something useful
Friendly to the environment
Cares about what I need
More for younger people
More for families
Something I would be proud to own
Brand 3 - Nov 04
Fisher & Paykel- Nov 04

Market Update

USA

- High growth 69.8%
- DCS(before & after)
- Whirlpool OEM
- Distribution
  - Retail Outlets 4000
    Lowes 1000+

Warehouses



Units
+69.8%
000's
300
250
200
150
100
50
0
35
57
94.3
108.7
150
254
2000
2001
2002
2003
2004
2005
DCS
F&P

Fisher&Paykel appliances holdings limited

Market Update

Singapore
• 12,200 to 11,500 units. -10.3% • Economy tight - competition intense • Taken on Sales of Whirpool



000's
Units
- 5.7%
14
12
10
8
6
4
2
0
10.5
10.6
12.4
13.6
12.2
11.5
2000
2001
2002
2003
2004
2005

Market Update

Europe
• Distribution review - setting up for long term • Sell through disappointing in UK • Investigating new markets


000's
Units
+49.4%
30
25
20
15
10
5
0
Included in R.O.W
6.1
17.6
26.3
17.2
2000
2001
2002
2003
2004
2005

Fisher&Paykel appliances holdings limited

Market Update

Rest of World
• Good increase in Middle East & Asia • Expect further growth.


000's
Units
+29.7%
*44
*42.5
33.3
33.9
33.3
43.2
45
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005

* includes Europe

Fisher&Paykel appliances holdings limited

Revenue by Market

2004



USA 16.4%
NZ 28.6%
Aust 49.1%

2005



USA 28.5%
NZ 25.5%
Aust 41.6%

Fisher&Paykel appliances holdings limited

Product Performance – Sales Units

2000 2001 2002 2003 2004 2005
-5%
+ 10%
+ 15%
+ 16%
-11%
*+ 13%
400
350
300
250
200
150
100
50
0
Refrigerators
365,000
Washers
310,000
Dryers
213,000
DishDrawer
146,000
Dishwashers
50,000
Cooking
146,000

Other - 38,000

*includes DCS



Fisher&Paykel
appliances holdings limited


Whirlpool
CORPORATION

FPA distribute Whirlpool in NZ

FPA distribute Whirlpool in Singapore

OEM DishDrawer - Europe & USA

Technology - Component supply opportunity

Expected Revenue
NZ$35-40 m per annum. Start late 2005.

Fisher&Paykel appliances holdings limited

Finance Group Results

	Year to March '05 ($,000)	Year to March '04 ($,000)	Change % YOY
Revenue	124,183	75,243	+65.0
Operating profit before acquisition interest taxation & amortisation.	38,021	21,032	+80.7
Receivables	567,367	565,619	+0.3

Finance Group Earnings Detail

	Year to March 2005 $ 000's	Year to March 2004 $ 000's
Revenue	124,183	75,243
Interest Expense	33,818	20,394
Bad Debts Written Off	6,415	4,751
Doubtful Debts Provisioned	2,274	(1374)
Depreciation	1,685	1,570
EBITA	38,021	21,032
Amortisation	7,989	3,342
EBIT	30,032	17,690

Finance Group Receivables

	March 2005 $M	March 2004 $M
Finance Receivables :		
Hire Purchase/Q card	230.0	226.8
Revolving Credit	185.7	191.0
Bulk Funded Receivables	87.1	86.5
Equipment Receivables	64.6	61.3
TOTAL RECEIVABLES	567.4	565.6
FUNDED BY		
Retail Debentures	167.1	167.8
Bank Borrowings	96.1	54.3
Securitisation Arrangement	264.5	288.1
	527.7	510.2
Equity	39.7	55.4
	567.4	565.6

Highlights

- Growth in Q card - 400 retailers; 80,000 consumers.
- Legal separation of Farmers Finance.
- Securitisation transferred to Fisher & Paykel Finance Group.
- Compliance with Credit Contracts & Consumer Finance Act.
- A1+ Standard & Poors Rating confirmed
- New Building complete

Lending Analysis


2004
Hire Purchase
40.1%
Bulk Funding
14.9%
Equipment
10.8%
34.2%
Farmers card


2005
Hire Purchase
38.2%
Bulk Funding
15.0%
Equipment
11.2%
Personal Loans
33.2%
Farmers card

Business Strategy Update

- Increase penetration of Farmers Card and Q Card through other retailers
- New Finance products - Personal Loans
- Increase spend on Direct Marketing activities
- Increase hire purchase business through Farmers stores.

Use your Farmers Card at any of these retailers


Farmers

At your leisure:


Farmers
Whitcoulls
Pack&Pedal
HOLIDAY SHOPPE
ZOOM
Paper plus

For your car:


ROAD
Repco auto parts
Mobil
MIDAS car care

For your health:


Amcal

Food & dining:


Foodtown
woolworths
VALENTINES
BB's

For accessories:


Michael Hill
PASCOES
GEMTIME JEWELLERS
Stewart Dawson

For house & garden:


MITRE 10
PlaceMakers
Know how. Can do.
HAMMER HARDWARE

For your technology:


MobileFone
CAMERA HOUSE

Fisher&Paykel Finance

Fisher&Paykel appliances holdings limited

Outlook

Appliances

Continued strong growth in USA - Fisher & Paykel and DCS.

DCS expected to meet profit targets as advised (US$7.7 million EBIT 2005)

Expect softening in NZ and Australia

Continued high NZD and Material prices will impact Earnings

Outlook

Finance

Focussed on Receivables growth

Q Card and Farmers Card growth

Personal Loan financing

Securitisation Phase 2

Outlook

The Directors expect that after tax earnings for the full 2005/06 financial year will be similar to the previous year.

Constitution

of

Fisher & Paykel Appliances Holdings Limited

This document is the Constitution of Fisher and Paykel Appliances Holdings Limited as adopted by the Company by Special Resolution passed on the 16th day of August 2004 with effect from the 17th day of August 2004.

Certified as the Constitution of the Company:



Gary Albert Paykel

Contents

Constitution

- of -

Fisher & Paykel Appliances Holdings Limited

1. Interpretation

1.1 Definitions

In this Constitution, unless the context otherwise requires:

Act means the Companies Act 1993;

ASX means the Australian Stock Exchange;

ASX Listing Rules means the listing rules of the ASX which are applicable while the Company is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX;

Board means Directors who number not less than the required quorum acting together as the board of Directors of the Company;

Class means a class of Securities having identical rights, privileges, limitations and conditions and includes or excludes Securities which NZX in its discretion deems to be of or not of that Class;

Company means Fisher & Paykel Appliances Holdings Limited;

Constitution means this constitution, as altered from time to time;

Director means a person appointed as a director of the Company;

Equity Security means an Equity Security, as defined in the Listing Rules, which has been issued, or is to be issued, by the Company, as the case may require;

Independent Director has the meaning given in the Listing Rules;

Listed has the meaning given to it in the Listing Rules;

Listing Rules means the Listing Rules of NZX in force from time to time;

NZX means New Zealand Exchange Limited, its successors and assigns and as the context permits includes any duly authorised delegate of NZX (including NZX Discipline);

NZX Discipline has the meaning given in the Listing Rules;

Ordinary Resolution means a resolution passed by a simple majority of the votes of shareholders of the Company entitled to vote and voting on the resolution;

Personal Representative means:

(a) in relation to a deceased individual shareholder, the executor, administrator or trustee of the estate of that shareholder;

(b) in relation to a bankrupt individual shareholder, the assignee in bankruptcy of that shareholder; and

(c) in relation to any other individual shareholder, a person appointed or deemed to have been appointed to administer property under the Protection of Personal and Property Rights Act 1988, a manager appointed or deemed to have been appointed thereunder, and a donee of an enduring power of attorney complying with that Act;

Relevant Interest has the meaning given to it in sections 5 and 6 of the Securities Markets Act 1988;

Representative means a person appointed as a proxy or representative under clause 16 or a Personal Representative;

Ruling has the meaning given in the Listing Rules;

Security has the meaning given to it in the Listing Rules;

Special Resolution means a resolution passed by a majority of 75% or more of the votes of those shareholders entitled to vote and voting on the resolution;

Subsidiary means:

(a) a subsidiary within the meaning of section 5 of the Act (read together with sections 6 to 8 of the Act); and

(b) an entity treated as a subsidiary within the meaning of Financial Reporting Standard Number 37 issued by the New Zealand Institute of Chartered Accountants or within the meaning of any financial reporting standard approved in terms of the Financial Reporting Act 1993;

Treasury Stock means shares in the Company which have been acquired by the Company and are held by the Company as treasury stock in accordance with the Act and includes shares in the Company held by a Subsidiary of the Company other than in accordance with section 82(6) of the Act.

1.2 Construction

In this Constitution, unless the context otherwise requires:

(a) the headings appear as a matter of convenience and shall not affect the construction of this Constitution;

(b) in the absence of an express indication to the contrary, references to sections, clauses or paragraphs are to sections, clauses and paragraphs of this Constitution;

(c) a reference to any statute, statutory regulations or other statutory instrument includes the statute, statutory regulations or instrument as from time to time amended or re-enacted or substituted;

(d) a reference to a Listing Rule includes that Listing Rule as from time to time amended or substituted;

(e) the singular includes the plural and vice versa and one gender includes the other genders;

(f) the words "written" and "writing" include facsimile communications and any other means of communication resulting in permanent visible reproduction;

(g) the word "person" includes any association of persons whether corporate or unincorporate, and any state or government or department or agency thereof, whether or not having separate legal personality;

(h) references to the Company's previous constitution include that constitution as amended from time to time; and

(i) words or expressions defined in the Act or the Listing Rules have the same meaning in this Constitution except as otherwise expressly provided in this Constitution.

1.3 Powers of shareholders

Unless otherwise specified in the Act or this Constitution any power reserved to shareholders may be exercised and any approval of shareholders may be given by Ordinary Resolution.

2. The Companies Act, the Listing Rules and the ASX Listing Rules

2.1 Companies Act

The Company, the Board, each Director and each shareholder of the Company have the rights, powers, duties and obligations set out in the Act except to the extent that they are negated or modified by this Constitution.

2.2 Incorporation of Listing Rules

While the Company is Listed, those provisions of the Listing Rules which are required to be contained or incorporated by reference in this Constitution, as they may be modified by any Ruling relevant to the Company, will be deemed to be incorporated in this Constitution and have the same effect as though they were set out in full with any necessary modification.

2.3 Listing Rules Prevail

While the Company is Listed, if there is any provision in this Constitution that is inconsistent with the Listing Rules relevant to the Company, the Listing Rules prevail.

2.4 Compliance with Listing Rules

Subject to:

(a) the terms of any Ruling from time to time given by NZX; and

(b) the requirements of the Act and any other applicable legislative or regulatory requirement,

the Company shall, for so long as it is Listed, comply with the Listing Rules.

2.5 NZX rulings

If NZX has granted a Ruling in relation to the Company authorising any act or omission which in the absence of the Ruling would be in contravention of the Listing Rules or this Constitution, that act or omission will be deemed to be authorised by the Listing Rules and this Constitution.

2.6 Effect of failure to comply

Failure to comply with the Listing Rules or clause 15.5 shall not affect the validity or enforceability of any transaction, contract, action or other matter whatsoever (including the proceedings of, or voting at, any meeting) done or entered into by, or affecting, the Company, except that a party to a transaction or contract who knew of the failure to comply with the Listing

Rules shall not be entitled to enforce that transaction or contract. This provision does not affect the rights of any holder of Securities of the Company against the Company or the Directors arising from failure to comply with the Listing Rules.

2.7 Compliance with ASX Listing Rules

(a) Notwithstanding anything contained in this Constitution, if the ASX Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the ASX Listing Rules require to be done.

(c) If the ASX Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the ASX Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the ASX Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the ASX Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

3. Rights attaching to shares

3.1 Existing ordinary shares

Each ordinary share in the Company at the date of adoption of this Constitution confers on the holder the following rights (in addition to the rights set out elsewhere in this Constitution):

(a) subject to the rights of holders of any shares or other Equity Securities which confer special rights as to dividends, the right to an equal share in dividends authorised by the Board; and

(b) subject to the rights of holders of any shares or other Equity Securities which confer special rights as to surplus assets, the right to an equal share in the distribution of surplus assets of the Company.

3.2 New shares

Subject to clause 4, further shares in the Company (including different Classes of shares) may be issued which:

(a) rank equally with, or in priority to, existing shares in the Company; or

(b) have deferred, preferred or other special rights or restrictions, whether as to voting rights or distributions or otherwise; or

(c) confer preferential rights to distributions of capital or income; or

(d) confer special, limited or conditional voting rights; or

(e) do not confer voting rights; or

(f) are redeemable in accordance with section 68 of the Act; or

(g) are convertible; or

(h) have any one or more of the rights or limitations set out in paragraphs (a) to (g).

3.3 Alteration of Rights

The issue by the Company of any further shares or Equity Securities which rank equally with, or in priority to, any existing shares or Equity Securities, whether as to voting rights or distributions, shall:

(a) be permitted (subject to clause 4); and

(b) not be deemed to be an action affecting the rights attached to those existing shares or other Equity Securities.

4. Issue of new Equity Securities

4.1 Issue of new Equity Securities

The Board may issue shares or other Equity Securities to any person and in any number it thinks fit provided that while the Company is Listed, the issue is made in compliance with the Listing Rules. The provisions of sections 45(1) and 45(2) of the Act shall not apply to any issue or proposed issue of shares by the Company.

4.2 Consolidation and subdivision of shares

Subject to any applicable provisions of the Listing Rules, the Board may:

(a) consolidate and divide the shares or shares of any Class in proportion to those shares or the shares in that Class; or

(b) subdivide the shares or shares of any Class in proportion to those shares or the shares in that Class.

4.3 Bonus issues

Subject to any applicable provisions of the Listing Rules, the Board may resolve to apply any amount which is available for distribution to shareholders either:

(a) in paying up in full shares or other Securities of the Company to be issued credited as fully paid to:

(i) the shareholders who would be entitled to that amount if it were distributed by way of dividend, and in the same proportions; and

(ii) if applicable, the holders of any other Securities of the Company who are entitled by the terms of issue of those Securities to participate in bonus issues by the Company, whether at the time the bonus issue is made to the shareholders, or at some time later, in accordance with their respective entitlements; or

(b) in paying up any amount which is unpaid on any shares held by the shareholders referred to in paragraph (a)(i),

or partly in one way and partly in the other.

5. Buybacks and redemptions of Equity Securities and financial

assistance

5.1 Powers

The Company may:

(a) purchase or otherwise acquire shares issued by it from one or more shareholders;

(b) purchase or otherwise acquire other Equity Securities from one or more holders;

(c) hold any shares or other Equity Securities so purchased or acquired; and

(d) redeem any redeemable shares or other Equity Securities held by one or more holders,

in accordance with the provisions, and subject to the restrictions of the Act, this Constitution and the Listing Rules.

5.2 Permitted financial assistance

The Company shall not give financial assistance for the purpose of, or in connection with, the acquisition of any shares or other Equity Securities issued, or to be issued, by the Company unless the giving of that assistance is in accordance with the provisions of the Act and the Listing Rules.

6. Calls on shares

6.1 Board's power

The Board may, by notice in writing to a shareholder or shareholders, make calls in respect of all moneys unpaid on shares and which are not, by the terms applicable to the shares, payable at fixed times. The Board may revoke or postpone a call before payment is received.

6.2 Liability to pay

Each relevant shareholder shall be liable (jointly and severally in the case of joint shareholders) to pay, in accordance with the relevant notice, every call and shall remain liable to do so notwithstanding the subsequent transfer of the relevant shares.

6.3 Differential calls

Calls may be made in respect of certain shares and not others and for different amounts in respect of certain shares from others. The Board may, at the time of issue of any shares, differentiate between the holders of shares received on that issue from holders of shares received on other issues as to the amount of calls to be paid and the time of payment.

6.4 Instalments

The Board may determine that a call is payable by instalments.

6.5 Time call is made

A call shall be deemed to have been made at the time the resolution of the Board authorising the call was passed.

6.6 Interest on overdue amounts

A call not paid when due shall bear interest from the due date to the date of actual receipt by the Company at the rate fixed in the notice of call or the terms applicable to the relevant shares or, if there is no such rate, as the Board determines. The Board may waive payment of interest wholly or in part.

6.7 Unpaid instalments

Any amount payable on issue of a share or on any fixed date or as an instalment of a call shall be deemed to be a call and if not paid, the provisions of this clause 6 and clauses 7 and 8 shall apply as if that sum had become payable by the making of a call.

6.8 Calls in advance

The Board may, in its discretion, receive any moneys uncalled and unpaid upon any shares in advance of its due date and may pay interest on the amount received at such rate (if any) and on such terms as the Board determines.

6.9 Evidence

In any proceedings for the recovery of moneys due in respect of any call a statutory declaration by a Director or any other person authorised by the Board that:

(a) the name of the shareholder is entered in the share register as the holder (or one of the holders) of the relevant shares;

(b) the resolution making the call is recorded in the records of the Company; and

(c) notice of the call was sent to the shareholder,

shall be conclusive evidence of the indebtedness of the shareholder to the Company in respect of the call.

6.10 Cancellation of unpaid amounts

No obligation to pay any amount which is unpaid on any Equity Security shall be cancelled, reduced or deferred without the authority of an Ordinary Resolution.

7. Lien on shares

7.1 Lien on unpaid and partly paid shares

The Company shall have a first and paramount lien on every share which is not a fully paid share (and any dividends or other distributions in respect of that share) for:

(a) all unpaid calls, instalments, or other amounts, and any interest payable on those amounts, relating to that share; and

(b) any amounts the Company may be called upon to pay under any legislation in respect of that share.

7.2 Power of sale

If any amount due in respect of a share on which the Company has a lien is unpaid for more than 10 working days after notice in writing demanding payment has been given to the shareholder or the person entitled to receive notices in respect of that share:

(a) the Company may sell the share on such terms as the Board determines; and

(b) to give effect to any such sale, the Board may authorise any person to execute a transfer of the share to, or at the direction of, the purchaser.

7.3 Absolute title of purchaser

The title of a purchaser of any shares sold pursuant to clause 7.2 shall not be affected by any irregularity or invalidity in any sale.

7.4 Application of sale proceeds

The net proceeds of sale of any share sold pursuant to clause 7.2, after deducting expenses of sale shall be applied in and towards satisfaction of any unpaid calls, instalments or other amounts and any interest on those amounts and the balance (if any) shall be paid to the person entitled to the share at the date of sale. The remedy of any person aggrieved by such sale shall be in damages only and against the Company exclusively.

8. Forfeiture of shares

8.1 Notice

If a call on a share is not paid when due, the Board may give 10 working days notice to the shareholder requiring payment of the call, together with interest on the amount of the call. The notice shall specify the place of payment and state that if the notice is not complied with the relevant share will be liable to be forfeited.

8.2 Forfeiture

If the notice is not complied with the share may, before payment of the overdue amount has been made, be forfeited by resolution of the Board.

8.3 Sale of forfeited shares

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Board determines. To give effect to any sale or disposal the Board may authorise any person to execute any relevant documentation. The Board may, at any time before the sale or disposal, cancel the forfeiture.

8.4 Application of sale proceeds

The net proceeds of sale of any forfeited share shall be applied in the same manner as set out in clause 7.4.

8.5 Absolute title of purchaser

The title of a purchaser of a forfeited share shall not be affected by any irregularity or invalidity in the forfeiture, sale or other disposal of the share.

8.6 Consequences of forfeiture

A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares and shall surrender the share certificate for cancellation but shall remain liable to the Company for all moneys due to the Company at the date of forfeiture in respect of the shares together with interest thereon.

8.7 Evidence of forfeiture

A statutory declaration by a Director or any other person authorised by the Board that a share has been forfeited on a specified date shall be conclusive evidence of that forfeiture.

9. Transfer of shares

9.1 Transferor to remain holder until registration

The transferor of a share shall remain the holder of the share until the name of the transferee is entered in the Share Register.

9.2 Authorised transactions

Any shares disposed of by an "authorised transaction" or a "stock exchange transaction" within the meaning of the Securities Transfer Act 1991 may be transferred by an instrument of transfer complying with the provisions of that Act or by an instrument complying with clause 9.4.

9.3 Transfer executed outside New Zealand

Where an instrument of transfer would have complied with the provisions of the Securities Transfer Act 1991 if it had been executed by the transferor in New Zealand, it may nevertheless be registered by the Company if it is executed under the common seal of a corporation as transferor or otherwise in any usual manner for execution by such a corporation, or in any other case if the signature of the transferor has been witnessed by a person who has added his or her occupation and address after his or her signature.

9.4 Form of transfer

Every instrument of transfer of shares not falling within clauses 9.2 and 9.3 shall comply with the following provisions:

(a) the form of the instrument of transfer shall be any usual or common form or any other form which the Board may approve;

(b) the instrument of transfer must be signed or executed by or on behalf of the transferor; and

(c) where the shares being transferred are not fully paid up, the instrument of transfer must also be signed or executed by or on behalf of the transferee.

9.5 Power to refuse to register

The Board may decline to register any transfer of shares where:

(a) the Company has a lien on any of the shares;

(b) the transfer is not accompanied by the certificate (if any) for the shares to which it relates or other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; or

(c) registration, together with the registration of any further transfer then held by the Company and awaiting registration, would result in the proposed transferee holding shares of less than a Minimum Holding,

provided that the Board resolves to exercise its powers under this clause 9.5 within 30 working days after receipt of the relevant transfer and notice of the resolution is sent to the transferor and to the transferee within five working days of the resolution being passed by the Board.

9.6 Sale of less than Minimum Holding

The Board may at any time give notice to any shareholder holding less than a Minimum Holding of shares of any Class that if at the expiration of three months after the date the notice is given the shareholder still holds shares which are less than a Minimum Holding, the Board may exercise the power of sale of those shares set out in this clause 9.6. If that power of sale becomes exercisable:

(a) the Board may arrange for the sale of those shares through NZX or in some other manner approved by NZX;

(b) the shareholder shall be deemed to have authorised the Company to act on the shareholder's behalf and to execute all necessary documents for the purposes of that sale;

(c) the Company shall account to the shareholder for the net proceeds of sale of the shares (after deduction first of reasonable sale expenses and secondly of any unpaid calls or any other amounts owing to the Company in respect of the shares), which shall be held on trust for the shareholder by the Company and paid to the shareholder on surrender of any certificates for the shares sold; and

(d) the title of a purchaser of any shares sold pursuant to this clause 9.6 shall not be affected by any irregularity or invalidity in the exercise of the power of sale or the sale itself.

9.7 Registration of transfers

Every instrument of transfer shall be delivered to the Company's share registrar, together with the share certificate (if any) for the shares to be transferred. If there is no share certificate for those shares or if the share certificate has been lost, damaged or destroyed, the transferee shall provide such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

9.8 Power to divide share register

The Share Register may be divided into two or more registers kept in different places.

9.9 Transfer of securities other than shares

This section 9 shall apply to transfers of Securities of the Company other than shares with any necessary modifications.

10. Transmission of shares

10.1 Transmission on death of shareholder

If a shareholder dies the survivor, if the deceased was a joint shareholder, or the shareholder's Personal Representative, shall be the only persons recognised by the Company as having any title to or interest in the shares of the deceased shareholder. Nothing in this clause 10.1 shall release the estate of a deceased joint shareholder from any liability in respect of any share or constitute a release of any lien which the Company may have in respect of any share.

10.2 Rights of Personal Representatives

A shareholder's Personal Representative:

(a) is entitled to exercise all rights (including without limitation the rights to receive distributions, to attend meetings and to vote in person or by representative), and is

subject to all limitations, attached to the shares held by that shareholder; and

(b) is entitled to be registered as holder of those shares, but such registration shall not operate as a release of any rights (including any lien) to which the Company was entitled prior to registration of the Personal Representative pursuant to this paragraph (b).

10.3 Joint Personal Representatives

Where a share is subject to the control of two or more persons as Personal Representatives, they shall, for the purposes of this Constitution, be deemed to be joint holders of the share.

11. Meetings of shareholders

11.1 Methods of holding meetings

A meeting of shareholders may be held either:

(a) by a number of shareholders, who constitute a quorum, being assembled together at the place, date, and time appointed for the meeting; or

(b) if determined by the Board, by a number of shareholders, who constitute a quorum, being assembled together at the date and time appointed for the meeting and at one or more venues at which, by means of audio, or audio and visual, communication all participating shareholders can simultaneously hear each other throughout the meeting.

11.2 Meetings of other groups

A meeting of the holders of Securities in an Interest Group may be called by the Board at any time, and shall be called on the written request of persons holding Securities carrying together not less than 5% of the voting rights entitled to be exercised on any of the questions to be considered at the meeting of the group in question. All the provisions of this Constitution relating to meetings of shareholders apply, with all necessary modifications, to a meeting of a group of Security holders, except that:

(a) the necessary quorum shall be two persons holding, or representing the holders of, Securities of the group;

(b) if the Board so elects, one meeting may be held of holders constituting more than one group, so long as voting at that meeting is by way of a poll, and proper arrangements are made to distinguish between the votes of members of each group; and

(c) any holder of Securities in the group, present in person or by Representative, may demand a poll.

12. Notice of meetings of shareholders

12.1 Written notice

Written notice of the time, date and place of a meeting of shareholders must be sent to every shareholder entitled to receive notice of the meeting and to every Director and the auditor of the Company not less than 10 working days before the meeting.

12.2 Rights of Equity Security holders and Directors

Equity Security holders of all Classes shall be entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of

Securities carrying votes. Each Director who is not also a shareholder shall have the same rights.

12.3 Contents of notice

The notice must state:

(a) the nature of the business to be transacted at the meeting in sufficient detail to enable a shareholder to form a reasoned judgment in relation to it; and

(b) the text of any special resolution to be submitted to the meeting.

12.4 Irregularity in notice

An irregularity in a notice of a meeting is waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity, or if all such shareholders agree to the waiver. The accidental omission to give a notice of a meeting to, or the non-receipt of a notice of a meeting by, any person will not invalidate the proceedings at the meeting.

12.5 Adjourned meetings

If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the time, date and place of the adjourned meeting other than by announcement at the meeting which is adjourned.

13. Chairperson of meetings of shareholders

13.1 Chairperson of the Board to act

If the Directors have elected a chairperson of the Board, and the chairperson of the Board is present at a meeting of shareholders, that Director must chair the meeting.

13.2 Other chairperson

If no chairperson of the Board has been elected or if at any meeting of shareholders the chairperson of the Board is not present within 15 minutes of the time appointed for the commencement of the meeting or the chairperson is unwilling or unable to act, the Directors present, if any, may elect one of their number to be chairperson of the meeting. If no Director is willing to act as chairperson or if no Director is present within 15 minutes of the time appointed for the commencement of the meeting, the shareholders present may choose one of their number to be chairperson.

13.3 Regulation of procedure

(a) Subject to the provisions of the Act, and except as otherwise provided in this Constitution, the chairperson may regulate the proceedings at meetings of shareholders.

(b) Without limiting the chairperson's powers under clause 13.3(a), the chairperson has the power to:

(i) determine all matters relating to the proper conduct of meetings, including power to ensure that the business of the meeting is not restricted by any immaterial procedural irregularities;

(ii) preserve order in the conduct of those present at meetings;

(iii) confine discussion to relevant matters within the scope of the meeting and reasonable limits of time;

(iv) determine whether proposed motions, amendments and discussion items are in order;

(v) close the discussion and move to a vote on any matter;

(vi) determine any dispute as to the admission or rejection of a vote; and

(vii) expel and remove from a meeting any shareholder or other person interfering unduly with the reasonable conduct of the meeting or preventing the proper transaction of business,

and make all rulings necessary to give effect to these powers.

14. Quorum for meetings of shareholders

14.1 Quorum required

Subject to clause 14.3 no business may be transacted at a meeting of shareholders if a quorum is not present.

14.2 Size of quorum

A quorum for a meeting of shareholders is present if five shareholders are present in person or by Representative.

14.3 Lack of quorum

If a quorum is not present within 30 minutes after the time appointed for the meeting:

(a) in the case of a meeting called by shareholders under section 121(b) of the Act, the meeting is dissolved;

(b) in the case of any other meeting, the meeting is adjourned to the same day in the following week at the same time and place, or to such other date, time, and place as the Directors may appoint and if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the commencement of the meeting, the shareholders or their Representatives present will constitute a quorum.

15. Voting at meetings of shareholders

15.1 Meetings in one place

In the case of a meeting of shareholders held under clause 11.1(a), unless a poll is demanded, voting at the meeting shall be by whichever of the following methods is determined by the chairperson:

(a) voting by voice; or

(b) voting by show of hands.

15.2 Audio-visual meetings

In the case of a meeting of shareholders held under clause 11.1(b), unless a poll is demanded, voting at the meeting shall be by the shareholders signifying individually their assent or dissent by voice.

15.3 Postal votes

Unless the Board determines otherwise, shareholders may not exercise the right to vote at a meeting by casting postal votes. If the Board determines that shareholders may exercise the right to vote at a meeting by casting postal votes, the procedures in relation to postal voting shall be those set out in clause 7 of the First Schedule to the Act together with any other procedures determined by the Board.

15.4 Number of votes

Subject to the provisions of clause 15.5 and subject to any rights or restrictions attached to any share:

(a) where voting is by voice or a show of hands, every shareholder present in person or by Representative has one vote;

(b) on a poll every shareholder present in person or by Representative has:

  (i) one vote in respect of every fully paid share held by that shareholder;

  (ii) in respect of each share held by that shareholder which is not fully paid, a fraction of the vote or votes which would be exercisable if that share was fully paid. That fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amount paid and payable (excluding amounts credited and amounts paid in advance of a call).

15.5 Voting restrictions

No shareholder shall be entitled to vote at any meeting:

(a) in respect of Shares on which any call or other moneys are due and unpaid; or

(b) in favour of a resolution when that person is disqualified from doing so by virtue of any applicable voting restriction in the Listing Rules.

15.6 Declaration of chairperson conclusive

A declaration by the chairperson that a resolution is carried by the requisite majority is conclusive evidence of that fact unless a poll is demanded in accordance with clause 15.7.

15.7 Right to demand poll

At a meeting of shareholders a poll may be demanded by:

(a) not less than five shareholders having the right to vote at the meeting; or

(b) a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

(c) a shareholder or shareholders holding shares in the Company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right; or

(d) the chairperson.

For the purposes of this clause 15.7, the instrument appointing a proxy to vote at a meeting of the Company confers authority to demand or join in demanding a poll and a demand by a person as proxy for a shareholder has the same effect as a demand by the shareholder.

15.8 Time of demand for poll

A poll may be demanded either before or after the vote is taken on a resolution. The demand for a poll may be withdrawn.

15.9 Timing of poll

The chairperson may determine the time and manner in which a poll is to be taken and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

15.10 Counting of votes on poll

If a poll is taken, votes must be counted according to the votes attached to the shares of each shareholder present in person or by Representative and voting.

15.11 Scrutineers

If a poll is taken the scrutineers shall be the auditors of the Company for the time being unless they are unable or unwilling to act or unless the chairperson directs to the contrary in which case the scrutineers shall be appointed by the chairperson.

15.12 Declaration of result

The chairperson shall be entitled to declare the result of a poll upon the receipt of a certificate from the auditors setting out the maximum number of votes which could be cast at the meeting and upon receipt of notice from the scrutineers that, in the light of the auditors' certificate, sufficient votes to determine the result of the resolution have been counted. The auditors' certificate may set out the maximum number of votes which could be cast at the meeting if all persons entitled to attend and vote at the meeting did so, or it may set out the maximum number of votes which could be cast at the meeting if all persons at the meeting who are entitled to vote did vote.

15.13 Chairperson has no casting vote

In the case of an equality of votes, whether on a show of hands, voice, or on a poll, the chairperson does not have a casting vote.

15.14 Votes of joint holders

Where two or more persons are registered as the holder of a share, the vote of the person named first in the Share Register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

15.15 Validity of votes

In the case of any dispute as to the admission or rejection of a vote the chairperson shall determine the same and such determination made in good faith shall be conclusive.

16. Proxies and corporate representatives

16.1 Proxies permitted

A shareholder may exercise the right to vote either by being present in person or by proxy. A proxy for a shareholder is entitled to attend and be heard at a meeting of shareholders as if the proxy were the shareholder.

16.2 Form of proxy

A proxy must be appointed by notice in writing signed by the shareholder and the notice must state whether the appointment is for a particular meeting or a specified term.

16.3 Lodging proxy

No proxy is effective in relation to a meeting unless the proxy form is received by or on behalf of the Company at any place specified for the purpose in the notice of meeting not later than 48 hours before the start of the meeting.

16.4 Validity of proxy vote

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, if no written notice of such death, mental disorder, revocation, or transfer has been received by the Company at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

16.5 Corporate representatives

A body corporate which is a shareholder may appoint a representative to attend a meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. A representative shall have the same rights and powers as if the representative were a proxy.

17. Minutes of shareholder meetings

The Board must ensure that minutes are kept of all proceedings at meetings of shareholders. Minutes which have been signed correct by the chairperson are prima facie evidence of the proceedings.

18. Shareholder proposals

A shareholder may give written notice to the Board of a matter the shareholder proposes to raise for discussion or resolution at the next meeting of shareholders at which the shareholder is entitled to vote. The provisions of clause 9 of the First Schedule of the Act apply to any notice given pursuant to this clause.

19. Adjourned meetings and disorderly meetings

19.1 Chairperson's discretion to adjourn meetings

The chairperson may, in his or her sole discretion, at any time during the meeting adjourn from time to time and place to place (including either to a later time at the same meeting or to an adjourned meeting):

(a) the meeting; or

(b) any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion in relation to any of those matters.

In addition, if at any meeting a motion or proposal to adjourn the meeting has been defeated, the chairperson has an absolute discretion whether or not to accept and put to the meeting any further motion or proposal to adjourn the meeting.

19.2 Direction to adjourn

If directed by the meeting, the chairperson must adjourn the meeting.

19.3 Provisions relating to adjourned meetings

No business can be transacted at any adjourned meeting other than the unfinished business at the original meeting. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given in the same manner as the original meeting. Otherwise, it is not necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.4 Adjournment of disorderly meetings

If any meeting becomes so unruly, disorderly or inordinately protracted, that in the opinion of the chairperson the business of the meeting cannot be conducted in a proper and orderly manner, the chairperson, notwithstanding any provision to the contrary contained in this Constitution and without the consent of the meeting, may, in his or her sole and absolute discretion and without giving reasons, either adjourn or dissolve the meeting.

19.5 Completion of unfinished business

If any meeting is dissolved by the chairperson pursuant to clause 19.4, the unfinished business of the meeting shall be dealt with as follows:

(a) in respect of any resolution concerning the approval or authorisation of a Distribution, the Board may, in the exercise of the powers conferred on it by the Act, authorise the Distribution;

(b) in respect of any resolution concerning the remuneration of the auditors, the meeting shall be deemed to have resolved that the Board be authorised to fix the remuneration of the auditors;

(c) the chairperson may direct that any item of business which is uncompleted at the meeting, and which in his or her opinion requires to be voted upon, be put to the vote by a poll without further discussion in accordance with clauses 15.9 to 15.15.

20. Appointment and removal of Directors

20.1 Board composition

The composition of the Board must include the following:

(a) the minimum number of Directors (other than Alternate Directors) is four;

(b) the maximum number of Directors (other than Alternate Directors) is nine;

(c) at least two Directors must be ordinarily resident in New Zealand; and

(d) while the Company is Listed, it shall have not less than the minimum number of

Independent Directors prescribed by the Listing Rules.

20.2 Independent Directors

While the Company is Listed, the Company and the Board shall comply with the Listing Rules applicable to the appointment and identification of Independent Directors under clause 20.1(d).

20.3 Existing Directors to continue in office

The Directors in office at the date of adoption of this Constitution shall continue in office subject to the provisions of this Constitution.

20.4 Appointment and removal by Ordinary Resolution

A Director may be appointed by Ordinary Resolution. All Directors shall be subject to removal from office as director by Ordinary Resolution.

20.5 Appointment by Board

The Board may at any time appoint additional Directors. A Director appointed by the Board shall hold office only until the next annual meeting of the Company but shall be eligible for election at that meeting.

20.6 Nominations

No person (other than a Director retiring at a meeting) shall be elected as a Director at an annual meeting unless that person has been nominated by a Security holder entitled to attend and vote at the meeting. Nominations must be received by the Company between the date four months before the date of the meeting and the date two months before the date of the meeting. The Company will make an announcement to the market no less than three months prior to the date of the proposed annual meeting advising of the opening date for Director nominations. Notice of every valid nomination received by the Company before the closing date for nominations shall be given by the Company to all persons entitled to attend the meeting together with, or as part of, the notice of meeting and the Company shall specify in the notice of meeting the Board's view on whether or not the nominee would qualify as an Independent Director.

20.7 Rotation

One third of the Directors or, if their number is not a multiple of three, then the number nearest to one third, shall retire from office at the annual meeting each year. The Directors to retire shall be those who have been longest in office since they were last elected or deemed elected. In the case of Directors who were last appointed Directors on the same day, those to retire shall be determined by agreement between those Directors or, if they cannot agree, by lot.

20.8 Exceptions to rotation

The provisions of clause 20.7 shall be read subject to the following exceptions:

(a) a Director appointed pursuant to clause 20.5 and who is subject to retirement and seeks election at the next annual meeting pursuant to that clause shall not be subject to retirement by rotation at the next annual meeting of the Company following that Director's appointment pursuant to clause 20.5. That Director shall not be included in the number of Directors upon which the calculation of the number of Directors to retire by rotation at that annual meeting is made;

(b) if the Company has executive Directors, one of those executive Directors shall not be subject to retirement by rotation. That executive Director shall be included in the number

of Directors upon which the calculation of the number of Directors to retire by rotation is made.

20.9 Appointment of Directors to be voted on individually

No resolution to appoint or elect a Director (including a resolution to elect a Director under clause 20.5) shall be put to the holders of Securities unless:

(a) the resolution is for the appointment of one Director; or

(b) the resolution is a single resolution for the appointment of two or more Directors, and a separate resolution that it be so voted on has first been approved without a vote being cast against it.

Nothing in this clause prevents the election of two or more Directors by ballot or poll.

20.10 Vacation of office

A Director shall cease to hold office as a Director if the Director:

(a) becomes bankrupt or makes an arrangement or compromise with the Director's creditors generally;

(b) becomes disqualified from being a Director pursuant to Section 151 of the Act;

(c) resigns from office by notice in writing to the Company;

(d) is removed from office pursuant to this Constitution or the Act; or

(e) has for more than six months been absent without permission of the Board from meetings of the Board held during that period.

20.11 Timing of retirement and appointment

If:

(a) a Director retires at a meeting of shareholders and is not re-elected, the Director shall remain in office until, and his or her retirement shall take effect at, the conclusion of the meeting;

(b) a Director is removed from office at a meeting of shareholders by Ordinary Resolution, the Director shall remain in office until, and his or her removal shall take effect at, the conclusion of the meeting;

(c) a person who is not already a Director is appointed or elected as a Director at a meeting of shareholders, that person shall take office as a Director immediately after the conclusion of the meeting.

21. Alternate Directors

21.1 Appointment

Each Director may from time to time appoint any person who is not already a Director and who is approved by a majority of the other Directors to be the Director's alternate director (an **Alternate Director**). No Director may appoint a deputy or agent otherwise than by way of appointment of an Alternate Director.

21.2 Form of appointment and removal

Any appointment or removal of an Alternate Director must be by notice in writing to the Company signed by the relevant Director.

21.3 Rights of Alternate Director

Each Alternate Director will be entitled to:

(a) receive notices of all meetings of the Board if the Director who appointed the Alternate Director is known to be either outside of New Zealand or otherwise unavailable to attend meetings;

(b) attend and vote at any such meeting at which the Director who appointed the Alternate Director is not personally present; and

(c) in the absence of the Director who appointed the Alternate Director, perform all the functions, and exercise all the powers, of that Director.

21.4 Remuneration and expenses

Each Alternate Director's:

(a) remuneration (if any) must be paid by the Director who appointed the Alternate Director; and

(b) expenses incurred in attending meetings of the Directors and otherwise in relation to the discharge of duties will be paid by the Company.

21.5 Cessation of appointment

An Alternate Director will cease to be an Alternate Director:

(a) if the Director who appointed the Alternate Director ceases to be a Director or revokes the appointment (except that, solely for the purposes of this clause 21.5, a Director retiring by rotation at a meeting of shareholders who is re-elected at that same meeting shall be deemed not to have ceased to be a Director);

(b) on the occurrence of any event relating to the Alternate Director which, if the Alternate Director were a Director, would disqualify the Alternate Director from being a Director; or

(c) if a majority of the other Directors resolve to revoke the Alternate Director's appointment.

22. Managing Director

22.1 Appointment and removal

The Board may appoint one of the Directors to the office of managing director for a term not exceeding five years and on such other terms as the Board thinks fit. A managing director may be reappointed at any time within three months before expiry of a term of appointment for a further period not exceeding five years, and that term may be likewise extended. Subject to the terms of any agreement entered into between the Board and the Director concerned, the Board may revoke the appointment. Any managing director who is removed by resolution of the Board shall have no right or claim to continue in office and his or her only remedy against the Company (if any) shall be in damages. The appointment of a managing director shall terminate automatically if he or she ceases to be a Director. A managing director will receive in addition to remuneration for services as a Director such remuneration and benefits as the Board may

determine. Any Director holding the office of Managing Director at the date of adoption of this Constitution shall continue in office.

22.2 Resignation

A managing Director shall, subject to the provisions of any contract between him or her and the Company, be subject to the same provisions concerning resignation, removal and disqualification as the other Directors. If a managing director ceases to hold the office of Director from any cause he or she immediately ceases to be managing director.

23. Proceedings of the Board

23.1 Methods of holding meetings

A meeting of the Board may be held either:

(a) by a number of the Directors who constitute a quorum, being assembled together at the place, date and time appointed for the meeting; or

(b) by means of audio, or audio and visual, communication by which all the Directors participating and constituting a quorum can simultaneously hear each other throughout the meeting.

23.2 Notice of meeting

A Director or, if requested by a Director to do so, an employee of the Company approved by the Board for this purpose, may convene a meeting of the Board by giving notice in accordance with this clause 23.2 and clause 23.3. Each Director must be given not less than two days notice of a meeting of the Board, unless the Director waives that right or in the opinion of the chairperson or of Directors who would together constitute a quorum at the meeting, the meeting is necessary as a matter of urgency, in which event such notice as is practicable in the circumstances shall be given. Notice may be given to a Director in any of the following ways:

(a) by delivery of the notice to the Director, in which case the notice will be deemed to be given when delivered;

(b) by sending the notice by:

  (i) facsimile transmission to the facsimile number given by the Director to the Company for the purpose of receiving notices, in which case the notice will be deemed to be given when sent; or

  (ii) email to the email address given by the Director to the Company for the purpose of receiving notices, in which case the notice will be deemed to be given when sent; or

(c) by posting the notice to the address given by the Director for the purpose of receiving notices, in which case the notice will be deemed to be given three days after it is posted.

23.3 Contents of notice

A notice of a meeting must specify the date, time and place of the meeting and, if the meeting is to be by means of audio or audio and visual communication, the manner in which the Director will be contacted to participate at the time of the meeting.

23.4 Waiver of irregularity

An irregularity in a notice of meeting is waived if all the Directors entitled to receive notice of the meeting attend or participate in the meeting without protest as to the irregularity or if all Directors entitled to receive notice of the meeting agree to the waiver.

23.5 Quorum

A quorum for a meeting of the Board is four Directors. No business may be transacted at a meeting of the Board unless a quorum is present.

23.6 Insufficient number of Directors

The Directors may act notwithstanding any vacancy in their body, but if and for so long as their number is reduced below the minimum number fixed by clause 20.1(a), the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose.

23.7 Chairperson

The Directors may elect one of their number as chairperson of the Board and determine the period for which the chairperson is to hold office. The chairperson or, in the absence of the chairperson, the deputy chairperson of the Board will chair all meetings of the Board. If no chairperson or deputy chairperson is elected, or if at a meeting of the Board the chairperson or deputy chairperson is not present within 15 minutes after the time appointed for the commencement of the meeting, then the Directors present may elect one of their number to be chairperson of the meeting.

23.8 Votes

Subject to clauses 23.12 and 23.13 every Director has one vote. In the case of an equality of votes the chairperson will not have a casting vote. A resolution of the Board is passed if it is agreed to by all Directors present without dissent or a majority of the votes cast on it are in favour of it. A Director present at a meeting of the Board is presumed to have agreed to, and to have voted in favour of, a resolution of the Board unless that Director expressly dissents or expressly abstains from voting on, or votes against, the resolution.

23.9 Resolutions in writing

A resolution in writing, signed or assented to by a majority of Directors is as valid and effective as if it had been passed at a meeting of the Board duly convened and held. Any such resolution may consist of several documents (including facsimile or other similar means of communication) in like form, each signed or assented to by one or more Directors. A copy of any such resolution must be entered in or kept with the records of Board proceedings.

23.10 Minutes

The Board must ensure that minutes are kept of all proceedings at meetings of the Board.

23.11 Validity of acts

All acts done by any meeting of the Board or of a committee of Directors or by any person acting as a Director are valid notwithstanding:

(a) any defect in the appointment of any Director or person acting as a Director; or

(b) that they or any of them were disqualified; or

(c) any irregularity in a notice of meeting.

23.12 Interested Directors may not vote

Subject to clause 23.13 a Director may not vote on a Board resolution in respect of a matter in which the Director is interested, and the Director shall not be counted in the quorum for the purposes of consideration of that matter. In this clause and clause 23.13 the word "interested" has the meaning given to that word in section 139 of the Act.

23.13 Exception to voting prohibition

Notwithstanding clause 23.12 a Director may vote in respect of and be counted in the quorum for the Board for the purposes of a matter in which the Director is interested if the matter is one in respect of which, pursuant to an express provision of the Act, Directors are required to sign a certificate or one which relates to the grant of an indemnity pursuant to section 162 of the Act.

23.14 Other procedures

Except as set out in this clause 23, the Board may regulate its own procedure. The provisions of the Third Schedule of the Act shall not apply to proceedings of the Board except to the extent that those provisions are included in this Constitution.

24. Directors' remuneration

24.1 Fixing remuneration

No remuneration shall be paid to a Director in his or her capacity as a director of the Company or any Subsidiary, other than a Subsidiary which is Listed (as that term is defined in the Listing Rules) (including any remuneration paid to that Director by a Subsidiary, other than a Subsidiary which is also Listed) unless that remuneration has been authorised by an Ordinary Resolution. Each such resolution shall express Directors' remuneration as a monetary sum per annum payable to either:

(a) all Directors taken together; or

(b) any person who from time to time holds office as a Director.

24.2 Increase in number of Directors

If remuneration is expressed in accordance with clause 24.1(a), then in the event of an increase in the total number of Directors holding office, the Directors may, without the authorisation of an Ordinary Resolution, increase the total remuneration by such amount as is necessary to enable the Company to pay to the additional Director or Directors remuneration not exceeding the average amount then being paid to each of the other non-executive Directors (other than the chairperson).

24.3 Notice of increase

No resolution which increases the amount fixed pursuant to a previous resolution shall be approved at a meeting of the Company unless notice of the amount of increase has been given in the notice of meeting.

24.4 Board's discretion

If remuneration is expressed in accordance with clause 24.1(a), the remuneration may be distributed among the Directors in such manner as the Board from time to time determines.

24.5 Executive Directors

Nothing in clauses 24.1 to 24.3 shall affect the remuneration of executive Directors in their capacity as executives.

24.6 Expenses

Each Director is entitled to be paid for all reasonable travelling, accommodation and other expenses incurred by the Director in connection with the Director's attendance at meetings or otherwise in connection with the Company's business.

24.7 Special remuneration

Notwithstanding clause 24.1, but subject to the Listing Rules applicable to transactions with related parties of the Company, the Board may authorise special remuneration to any Director who is or has been engaged by the Company or a Subsidiary to carry out any work or perform any services which is not in the capacity of a director of the Company or a Subsidiary.

25. Indemnity and insurance for Directors and Employees

25.1 Indemnity for Directors

Every Director shall be indemnified by the Company for any costs referred to in section 162(3) of the Act and any liability or costs referred to in section 162(4) of the Act.

25.2 Other indemnities and insurance

The Company may, with the prior approval of the Board, effect insurance for a Director or employee of the Company or a related company for any liability or costs for which the company may effect insurance for a Director or employee under the Act. The Board may determine the amounts and the terms and conditions of any such insurance.

25.3 Interpretation

Words given extended meanings by section 162(9) of the Act have those extended meanings in this clause 25.

26. Dividends

26.1 Method of payment

Any dividend or other money payable to a holder of Securities may be paid by cheque sent through the post to the registered address of the holder or in any other manner determined by the Board and directed by the person entitled to the payment. In the case of joint holders, cheques may be sent to the registered address of the person first named on the register.

26.2 Currency of payment

The Board may, in its discretion, differentiate between shareholders as to the currency in which dividends are to be paid. In exercising that discretion the Board may have regard to the registered address of a shareholder, the register on which a shareholder's shares are registered or any other matter the Board considers appropriate. In any case where a dividend is to be paid in a currency other than New Zealand currency, the amount payable will be converted from New Zealand currency in a manner, at a time and at an exchange rate determined by the Board.

26.3 Deductions

The Board may deduct from dividends payable to any shareholder in respect of any shares any:

(a) unpaid calls, instalments or other amounts, and any interest payable on such amounts, relating to the specific shares; and

(b) amounts the Company may be called upon to pay under any legislation in respect of the specific shares.

26.4 Entitlement date

Dividends and other distributions or payments to holders of Securities of the Company will be payable to the persons who are the registered holders of those Securities on an entitlement date fixed by the Board.

26.5 Unclaimed dividends

Dividends or other monetary distributions unclaimed for one year after having been authorised may be used for the benefit of the Company until claimed. All dividends or other monetary distributions unclaimed for five years after having been authorised may be forfeited by the Board for the benefit of the Company. The Company shall, nevertheless, annul the forfeiture and pay a claimant who produces evidence of entitlement.

27. Notices

27.1 Method of service

All notices, reports, accounts or documents required to be sent to a shareholder shall be sent in the manner set out in the Act. Notices to any other person shall be sent in the same manner as if that person was a shareholder.

27.2 Service of notices outside New Zealand

If a holder of Securities has no registered address within New Zealand and has not supplied to the Company an address within New Zealand for the giving of notices, but has supplied an address outside New Zealand, then notices shall be posted to the holder at that address and shall be deemed to have been received by the holder 24 hours after the time of the posting.

27.3 Joint holders

A notice may be given by the Company to the joint holders of a Security by giving the notice to the joint holder named first in the register in respect of the Security.

28. Inspection of records

Except as provided in the Act or unless the Board determines otherwise in any particular case, no holder of Securities shall be entitled to:

(a) inspect any records, books, papers, correspondence or documents of the Company; or

(b) require or receive any information concerning the Company's business, trading or customers, or any trade secret or secret process of or used by the Company.

29. Execution of deeds

A deed which is to be entered into by the Company may be signed on behalf of the Company

by:

(a) two or more Directors;

(b) any Director, or any person authorised by the Board, whose signature must be witnessed; or

(c) one or more attorneys appointed by the Company in accordance with section 181 of the Act.